SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Presidente Juscelino Kubitschek 1830 - Torre I - 13º andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Marcos Leite Ferreira	Bovespa: CSNA3 R$ 67.20/share
CSN - Investor Relations	NYSE: SID US$ 25,78/ADR (1 ADR = 1 share)
(55 11) 3049-7591	Shares Outstanding = 286,917,045
marcos.ferreira@csn.com.br	Market Capitalization: R$ 19.3 billion / US$ 7.4 billion
www.csn.com.br	As of 02/28/2005

ANNUAL NET INCOME OF R$ 2.0 BILLlON and EBITDA OF R$ 4.8 BILLION

São Paulo, Brazil, February, 28th, 2005
Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its results for the fourth-quarter (4Q04) and the full year of 2004, in accordance with the accounting principles required by Brazilian Corporate Law and denominated in Reais. The comments included in this press release refer to the consolidated results and comparisons are with the fourth quarter of 2003 (4Q03) and the full year of 2003, unless otherwise stated. The US dollar/Real exchange rate on December 31, 2004, was R$ 2.6544.
Message from Benjamin Steinbruch, CEO and Chairman

CSN achieved record results in 2004 in both the operational and financial areas. Crude steel and rolled output totaled 5.5 million tons and 5 million tons, respectively, while net income reached R$ 2 billion on EBITDA of R$ 4.8 billion, the third successive annual improvement. These figures underline the strength of our long-term strategy – integrating mining, steel and logistics operations with a flexible mix of products and markets – for dealing with a sector like steel, which is extremely sensitive to changes in the economic climate.

During the year, we consolidated our leadership of the coated flat steel segment by acquiring outright control over GalvaSud S.A., in which we had maintained a stake since 1999. By implementing a management system more in line with CSN’s own practices, we achieved a significant improvement in GalvaSud´s production, quality and sales. The firm now complements our efforts to provide our clients with high-quality products, services and service on all fronts, enabling us to conquer new markets and expand to our share of certain existing ones.

As for the Casa de Pedra expansion project, our aim is to increase the mine’s production capacity by two and a half times, giving us an even more representative share of the mining sector. In the same area, we will continue to invest in the Sepetiba port complex to equip it for future ore exports. Distribution is yet another important facet in expanding CSN’s steel activities. This year, we consolidated our nationwide presence through Inal, the country’s biggest flat-steel distributor, offering our customers rapid, first-class product and service delivery.

The outlook for the steel market both in Brazil (domestic) and abroad is also highly promising, so it is essential that we be alert and fully prepared to face the challenges of the potential for further growth ahead. In this context, the acquisition in recent years of 50% of Lusosider, in Portugal, and 100% of CSN LLC, in the United States, will assume an increasingly important role in the globalization of our steel production. And we continue to explore opportunities to make more advances in this direction.

CSN is now a global player, maintaining the respect and trust of its shareholders, clients, suppliers and the market. Our product and service mix is among the best in the sector. Our technology is second to none and our personnel are fully qualified to operate it. Our 2004 performance was achieved through a seamless combination of a committed effort by every member of our workforce and our competitive advantage in terms of cost, raw materials and logistics.

Given these attributes and our results, we are convinced that the sector’s transformations and challenges will make us stronger and even better prepared to expand our presence in the global steel industry and become an important player in the mining sector, consolidating our position as a major and successful Brazilian company. We are convinced that we can fulfill these possibilities and realize these prospects in 2005.

Highlights

Consolidated

	4th Quarter			Accumulated
	2004	2003	Var.%	2004	2003	Var.%
Crude Steel Production (000 tons)	1,389	1,350	2.9	5,518	5,318	3.8
Sales Volume (000 tons)	1,038	1,466	-29.2	4,744	5,000	-5.1
Domestic Market	756	897	-15.7	3,298	3,035	8.7
International Market	282	569	-50.4	1,447	1,965	-26.4
Crude Steel Net Revenue (R$/t)	1,953	1,282	52.3	1,839	1,305	40.9

Financial Datas (R$ MM)

Net Revenue	2,592	2,022	28.2	9,800	6,977	40.4
Gross Profit	1,429	806	77.3	4,802	3,140	52.9
EBITDA	1,415	732	93.3	4,789	3,002	59.5
Net Income	531	315	68.6	1,982	1,031	92.2

Consolidated Net Debt (R$ million)

Dec’04	Sep’04	Jun’04	Mar’04	Dec’03
4,708	5,123	5,998	4,729	4,908

Consolidation of MRS and Itasa

In December/04, CSN started consolidating the results of its subsidiaries MRS and Itasa (Itá Energética), in which it retains 32.22% and 48.75% of total capital, respectively. As a result, the 2004 balance sheet and income statement include the effect of these consolidations, while the 2003 balance sheet and income statements do not (in 2003, the results of MRS and Itasa were accounted for on the equity method). The impact on the main items are shown below (before eliminations):

Balance Sheet
	MRS	ITASA	Total
Current Assets	465,632	26,756	492,389
Cash and Short-term Cash Investments	378,307	8,743	387,050
Long-term Assets	100,574	6,797	107,371
Property, Land & Intangible	272,971	539,054	812,025
Fixed Assets	250,547	491,268	741,815

Total Assets	839,177	572,607	1,411,785

Current Liabilities	527,866	53,067	580,933
Financing & Loans	356,223	39,886	396,109
Long-term Liabilities	177,959	265,789	443,748
Financing & Loans	156,222	263,850	420,072
Shareholders' Equity	133,352	253,752	387,104
Capital	101,601	207,821	309,422

Total Liabilities and Shareholders' Equity	839,177	572,607	1,411,785

Net Debt	134,138	294,992	429,130

Income Statement
	MRS	ITASA	Total
Net Income	450,002	143,366	593,368
Cost of Goods Sold	(243,967)	(71,532)	(315,499)
Gross Profit	206,035	71,834	277,869
SG&A	(30,607)	(20,367)	(50,974)
Interest Expenses	(29,058)	(30,843)	(59,901)
Operating Profit	146,371	20,624	166,995
Gain (loss) to F/X changes	(38,675)	(17,147)	(55,822)
Non-recurrent Revenues	44	(0)	43
Earnigs Before Taxes	107,740	3,477	111,217
Income Tax	(24,070)	2,307	(21,764)
Social Security Contribution	(10,174)	853	(9,322)
Contribution and Participation	(1,848)	-	(1,848)
Net Profit	71,647	6,636	78,283

EBITDA	204,865	71,575	276,440
Margin EBITDA	46%	50%	47%

Production and Production Costs

Production

Output1 volumes in the fourth quarter totaled 1.40 million tons of crude steel and 1.30 million tons of rolled products, respective year-on-year increases of 2.9% and 3.6%.
Annual crude-steel and rolled production stood at 5.5 million tons and 5.0 million tons, respectively, both 3.8% up on the corresponding 2003 figures. In fact, CSN has been recording output growth every year since 2002, thanks to its continuous efforts to improve productivity, which averaged 1,012 ton/man/year in 2004, 7% higher than the year before.

Production Costs (parent company)

Overall production costs moved up 36% in the final quarter, with coke and coal accounting for 78% of the increase.

For the year as a whole, raising in coal and coke explain 57% of increase in total production costs. A further 10% came from higher aluminum, zinc, tin and scrap-metal costs. Another highlight was the increase in depreciation, caused by the revaluation of assets in May/03, and the first recorded depreciation of the Paraná subsidiary (Jan/04). On the other side, hot-coil acquisitions fell from 183,000 tons, in 2003, to 82,000 tons (just 5,500 tons in the final quarter) due to lower volume consumed.
All in all, production costs totaled R$ 1.2 billion in 2004, 36% more than in 2003. Dollar-pegged costs moved up by 10 percentage points (p.p), accounting for 46% of total cash costs, due to the higher coal and coke prices.
It’s important to highlight the difference between production cost, which behavior was analized in this section, and cost of goods sold. COGS reported a 4% reduction, as consequence of lower sales in 4Q04, whereas, in 2004 presented 30% increase. However, changes in unit cost of goods sold and unit production costs are similar: 42% and 33% increase for the 4Q04 and 2004, respectively.

_____________________
1 Continuous casting output for crude steel and hot strip mill output for rolled products. These differ from the inventories entry due to natural losses during the process.

Net Revenues

Fourth-quarter net revenues climbed 28% year-on-year, due to the upturn in domestic and international prices. Sales volume totaled 1.0 million tons, 29% down when compared to 4Q03 and 15% less than the quarter before, the reduction being caused by December’s performance. On the export front, reduced demand from America led to a build-up of inventories in the service centers. The Company decided to await better conditions in this market and stopped sending products to its US subsidiary, preferring to maintain stocks in Brazil. Domestic sales were adversely affected by shipment difficulties at the beginning of December’ 04, caused by the negotiations over freight prices.It proved impossible to recover the resulting losses ahead in that month due to our clients’ collective vacations during December. Domestic-market sales fell from 918,000 tons, in the third quarter, to 756,000 tons in 4Q04, and exports from 297,000 to 282,000 tons in the same period.

Annual net revenues jumped by 41%, reaching the record level of R$ 9.8 billion (US$ 3.4 billion), reflecting the year’s healthier steel prices and more than offsetting the decline in volume. The latter stood at 4.7 million tons, 256,000 tons less than in 2003 (-5%), chiefly due to the fourth-quarter result. Most went to the domestic market (70%, versus 61%), fueled by the recovery of the Brazilian economy and higher domestic prices.
The United States and Europe continued to absorb most of the parent company’s export volume (34% each of the total), chiefly due to CSN LLC (USA) and Lusosider (Portugal). Asia and Latin America absorbed 11% and 10%, respectively, with China alone accounting for 40% of the Asian figure. Since CSN LLC and Lusosider sales are made in their respective regions, consolidated sales showed substantially the same distribution pattern as those of the parent company.

Gross Profit, Operating Income and EBITDA

  Gross Profit

Gross profit in the fourth quarter climbed R$ 623 million (77%) year-on-year. For 2004 as a whole, gross profit growth exceeded R$ 1,662 million (+53%) and gross margins widened from 45% to 49%. The latter improvement reflected the recovery of crude steel prices throughout the year, especially in Brazil.

  Operating Income

Annual operating income totaled R$ 3,774 million, 81% (or R$ 1,691 million) higher than in 2003, pushed by the increase in gross income, lower selling expenses (due to the drop in export volume) and lower provisions. Operating income in the final quarter stood at R$ 1,046 million, versus R$ 327 million in the same period the year before, also reflecting the changes in gross profit and selling expenses.

  EBITDA

EBITDA margins reached 49% for the year, up by 6 p.p. compared to 2003. The corresponding EBITDA figures stood at R$ 4.8 billion for 2004 and R$ 1.4 billion in the 4Q04, a 60% and 93% growth, respectively, exceeding the previous records set in 2003.

Financial and Equity Results

  Financial Results

Financial results (which include financial revenues and expenses, beyond net monetary and exchange variations, but exclude the amortization of deferred exchange losses) were R$ 179 million negative for the quarter, versus a negative R$ 345 million in the 4Q03, and R$ 809 million negative for the year, versus R$ 903 million negative in 2003.

Deferred Exchange Losses: the amortization of deferred exchange losses arising from the devaluation of the Real in 2001, was concluded in 2004, totaling expenses of R$ 113 million, versus R$ 133 million in 2003. There will be no further such amortizations as of 2005.

  Equity Income

Annual equity income were R$ 46 million negative, versus a gain of R$ 1 million in 2003, the downturn being due to the non-recurrence of the amortization of goodwill from the acquisition of a stake in Tecon in the 2003 (R$ 93 million), plus the already-cited consolidation of the holdings in MRS and Itasa. Consequently, the 2004 results comprised the amortizations of goodwill from the investments in GalvaSud (R$ 14 million), Tanguá (controlled by CSN LLC - R$ 18 million ) and Metalic (R$ 13 million).

Net Income

The Company posted a consolidated annual net income of R$ 1,982 million, almost double (+92%) the 2003 total. The fourth quarter figure was R$ 531 million, R$ 215 million up year-on-year.

Net income was substantially impacted by the increase in income tax and social contribution expenses, which totaled R$ 238 million for the quarter, versus R$ 349 million credit in the 4Q03, and R$ 823 million expenses for the year, versus R$ 47 million expenses in 2003. The main reasons for the difference were the higher pre-tax earnings and the 2003 booking of R$ 369 million in tax credits, due to a judicial decision in favor of the Company regarding the effects of understated inflation of the CPI in 1989 ("Plano Verão").

Net Debt

Consolidated net debt at year-end totaled R$ 4.7 billion, R$ 200 million less than at the close of 2003. If we exclude the impact of the consolidation of Itasa and MRS, the reduction would have been R$ 629 million. Cash generation in the period was partially offset by, among other factors, financial and income tax and social contribution expenses, the increase in working capital (chiefly due to raw material and finished product inventories), dividends to shareholders and capital expedintures (including the acquisition of the remaining stake in GalvaSud, around R$ 300 million).

The net debt/EBITDA ratio closed the year at 0.98x, slightly below the target announced at the end of 2003 (between 1 and 1.5x).The average cost of debt stood at 13.5%, equivalent to 84% of the CDI.

Gross debt fell by R$ 487 million, closing at R$ 8.5 billion, although it remained virtually flat in dollars – US$ 3.2 billion, versus US$ 3.1 billion in 2003.

During the year, CSN raised a total of US$ 562 million from three debt issues, with maturity terms of from 8 to 11 years and yields varying between 7.4% and 10% p.a. The resources were allocated to working capital and helped extend the debt’s profile and lower its average cost.

Capex

Annual consolidated capex stood at R$ 891 million, most of which went towards projects designed to maintain operational and technological excellence in the installations and the acquisition of the remaining capital of Galvasud (R$ 306 million). Since 2003, with the completion of the major upgrading and expansion projects, the Company has maintained a normal Capex level of around US$ 150 million p.a.

Recent Events

On January 21, 2005, the Company issued US$ 200 million in 10% a.a. notes, due 2015. The proceeds of which resources will be used for general corporate purposes. CSN was the only Brazilian non-financial firm that raised money on the international capital market in January.

On February 28, 2005 the Steinbruch family, has agreed to purchase almost all of the voting capital of Vicunha Steel S.A. held by the sellers. The share purchase and sale contract of which, with all terms and conditions, will be executed and delivered upon the fulfillment of certain conditions.

Once the above mentioned purchase is accomplished, the Steinbruch family will become the sole controlling shareholder of Vicunha Steel S.A. This company, through Vicunha Aços S.A., owns 99.9% of the voting and total capital stock of Vicunha Siderurgia S.A.. The shares issued by Vicunha Siderurgia S.A. are not publicly traded and its shareholding of 46.48% in the voting and total capital of CSN remains unchanged.

Outlook

The Company expects total sales volume of 5.3 million tons in 2005, accompanied by a higher added-value product mix given higher output from the galvanization plants in Brazil and the US. The domestic market should absorb around 75% of the total. Thus we expect the 4Q04 decline will be more than offset throughout the year, leading to a new record for this market.

We believe average prices will be higher in 2005 than in the year just ended, both internationally and in Brazil, where they should retain the premium over the European market observed in the 4Q04. International prices may record a slight downturn as of the second half, when supply and demand will be more balanced in the US and Europe. In January and February, the indications have been somewhat contradictory: while prices in the latter two markets have dipped, due to high inventories and seasonal factors. Some European firms have announced their intention to introduce price increases in the second quarter; in Asia, though, prices have remained firm, thanks to burgeoning demand. In any event, prices will be strongly influenced throughout the year by raw material prices, especially those of iron ore.

As for costs, we expect average coal prices of between US$ 100 and US$ 110/t (FOB), with new contracts coming into effect as of April and July. In the case or coke, we do not believe prices will increase dramatically, as they did in 2004, thanks to healthy supply conditions (at the end of 2004, the Chinese government had already freed export licenses involving sufficient volume to cover half of estimated annual consumption). We therefore expect an average of between US$ 250 and US$ 280/t (C&F).

Taking all the above into consideration, we expect 2005 EBITDA margins to widen, thanks to the higher and more stable prices.

Regarding 2005 cash flow, the main impact will come from investments in the Casa de Pedra expansion project and the higher income tax and social contribution rate (with a substantial reduction in the tax credit balance, as seen in 2004). Considering these effects we intend to maintain a net debt/EBITDA ratio of less than 1.0x, bearing in mind the expected increase in EBITDA for the period.

2004 Earnings Conference Call

CSN will host a conference call to discuss its 4Q04 and 2004 results on March 8, 2005, as follows:

Portuguese Presentation	English Presentation

March 8, 2005 – Tuesday	March 8, 2005 – Tuesday
10:00 am – Brasília	12:00 am – Brasília
8:00 am – US ET	10:00 am – US ET
Tel: (11) 2101-1490	Tel: (1-973) 582-2734
Code: CSN	Code: CSN or 5750583

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.7 million tons of crude steel and consolidated gross revenues of R$ 12.3 billion in 2004, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Message from CEO” and “Outlook”, the expected nominal cost of gross debt compared to CDI and the expected ratio at 2004 year-end of net indebtedness to EBITDA. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Follow below six pages with tables

INCOME STATEMENT
Consolidated – Corporate Law – In thousands of R$ - Limited Revision

	4Q04	3Q04	4Q03	2003	2004
Gross revenue	3,649,776	3,339,247	2,393,331	8,291,700	12,250,641
Gross revenue deductions	(1,057,503)	(559,472)	(371,689)	(1,314,275)	(2,451,072)
Net revenue	2,592,273	2,779,775	2,021,642	6,977,425	9,799,569
Domestic Market	1,911,401	2,036,129	1,348,162	4,625,489	6,808,514
Export Market	680,872	743,646	673,480	2,351,936	2,991,055
Cost of goods sold (COGS)	(1,162,801)	(1,440,581)	(1,215,283)	(3,837,555)	(4,997,244)
COGS, excluding depreciation	(954,719)	(1,247,955)	(1,022,786)	(3,186,136)	(4,215,672)
Depreciation allocated to COGS	(208,082)	(192,626)	(192,497)	(651,419)	(781,572)
Gross Profit	1,429,472	1,339,194	806,359	3,139,870	4,802,325
Gross Margin (%)	55.1%	48.2%	39.9%	45.0%	49.0%
Selling expenses	(112,469)	(106,681)	(197,417)	(546,038)	(494,447)
General and administrative expenses	(110,052)	(64,089)	(69,438)	(243,631)	(300,583)
Depreciation allocated to SG&A	(23,448)	(11,351)	(10,967)	(37,778)	(56,504)
Other operating income (expense), net	(137,734)	(25,732)	(201,483)	(229,213)	(176,853)
Operating income before financial and equity interest	1,045,769	1,131,341	327,054	2,083,210	3,773,938
Net financial result	(211,990)	(36,703)	(376,733)	(1,035,657)	(921,914)
Financial expenses	(342,449)	(262,183)	(500,455)	(1,031,814)	(1,112,850)
Financial income	(268,526)	(30,889)	69,780	(785,579)	(38,014)
Monetary and foreign exchange loss*	431,769	281,578	85,326	914,744	341,566
Defferral of foreign exchange loss	(32,784)	(25,209)	(31,384)	(133,008)	(112,616)
Equity interest in subsidiaries	(60,462)	(4,101)	(33,648)	936	(46,005)
Operating Income (loss)	773,317	1,090,537	(83,327)	1,048,489	2,806,019
Non-operating income (expenes) Net	(4,537)	(9,560)	49,779	29,982	(1,228)
Income Before Income and Social Contribution Taxes	768,780	1,080,977	(33,548)	1,078,471	2,804,791
(Provision)/Credit for income tax	(171,964)	(285,992)	316,208	6,453	(587,678)
(Provision)/Credit for social contribution	(66,306)	(100,503)	32,368	(53,911)	(235,325)

Net income (Loss)	530,510	694,482	315,028	1,031,013	1,981,788

EBITDA	1,415,033	1,361,050	732,001	3,001,620	4,788,867
EBITDA margin (%)	54.6%	49.0%	36.2%	43.0%	48.9%

EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

EXCHANGE RATE
In R$/US$

	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
End of Period	2.9234	2.8892	2.9086	3.1075	2.8586	2.6544

% change	1.8	(1.2)	0.7	6.8	(8.1)	(7.1)
Acumulated (%)	(17.3)	(18.2)	0.7	7.6	(1.1)	(8.1)

INCOME STATEMENT
Parent Company – Corporate Law – In thousands of R$ - Limited Revision

	4Q04	3Q04	4Q03	2003	2004
Gross revenue	2,781,361	2,761,068	1,989,773	7,283,930	10,128,511
Gross revenue deductions	(864,542)	(447,589)	(318,085)	(1,113,726)	(1,994,019)
Net revenue	1,916,819	2,313,479	1,671,688	6,170,204	8,134,492
Domestic Market	1,482,641	1,949,722	1,223,002	4,345,276	6,108,316
Export Market	434,178	363,757	448,686	1,824,928	2,026,176
Cost of goods sold (COGS)	(814,722)	(1,126,621)	(972,897)	(3,439,429)	(4,063,033)
COGS, excluding depreciation	(654,409)	(953,994)	(799,279)	(2,829,607)	(3,376,378)
Depreciation allocated to COGS	(160,313)	(172,627)	(173,618)	(609,822)	(686,655)
Gross Profit	1,102,097	1,186,858	698,791	2,730,775	4,071,459
Gross Margin (%)	57.5%	51.3%	41.8%	44.3%	50.1%
Selling expenses	(67,163)	(66,040)	(85,372)	(246,329)	(256,830)
General and administrative expenses	(73,456)	(46,851)	(50,670)	(199,717)	(219,044)
Depreciation & Amortization allocated to SG&A	(7,536)	(7,473)	(5,246)	(25,312)	(29,796)
Other operating income (expense), net	(85,890)	(43,790)	(140,537)	(159,429)	(165,180)
Operating income before financial and equity interest	868,052	1,022,704	416,966	2,099,988	3,400,609
Net financial result	(2,458)	(18,171)	(529,400)	(1,068,661)	(831,703)
Financial expenses	(254,560)	(269,107)	(503,006)	(1,093,779)	(1,057,338)
Financial income	(279,076)	(244,230)	(59,738)	(1,057,934)	(211,938)
Monetary and foreign exchange loss	556,105	520,375	64,061	1,213,391	540,752
Defferral of foreign exchange loss	(24,927)	(25,209)	(30,717)	(130,339)	(103,179)
Equity interest in subsidiaries	(29,514)	99,528	10,789	5,473	424,190
Operating Income (loss)	836,080	1,104,061	(101,645)	1,036,800	2,993,096
Non-operating income (expenes. Net	(7,453)	(9,458)	49,246	26,905	(17,694)
Income Before Income and Social Contribution Taxes	828,627	1,094,603	(52,399)	1,063,705	2,975,402
(Provision)/Credit for income tax	(170,906)	(277,911)	338,123	37,596	(593,636)
(Provision)/Credit for social contribution	(64,694)	(97,724)	40,251	(42,463)	(236,769)

Net income (Loss)	593,027	718,968	325,975	1,058,838	2,144,997

EBITDA	1,121,791	1,246,594	736,367	2,894,551	4,282,240
EBITDA Margin (%)	58.5%	53.9%	44.0%	46.9%	52.6%

Additional Information

Deliberated Dividends and Interest on Equity	2,268,045		717,300	717,300	2,303,045

Number of Shares - thousands **	276,893	282,169	71,729.261	71,729.261	276,893

Earnings (Loss) per share - R$ ***	2.14	2.55	0.00454	0.01476	7.75

** Excluding treasury stocks
EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

BALANCE SHEET
Corporate Law – thoushands of R$ – Limited Revision

	Parent Company		Consolidated
	12/31/2004	12/31/2003	12/31/2004	12/31/2003
Current Assets	6,440,179	5,507,669	8,608,514	6,775,380
Cash and marketable securities	1,957,277	2,193,171	3,671,205	3,879,672
Trade accounts receivable	1,696,794	1,740,091	1,140,136	1,114,111
Inventory	1,560,071	642,435	2,276,027	891,807
Other	1,226,037	931,972	1,521,146	889,790
Long-term assets	1,531,697	3,162,132	1,783,244	1,964,670
Permanent asstes	17,752,126	15,640,981	14,312,890	13,782,155
Investiments	5,450,044	2,879,772	292,649	241,783
PP&E	12,092,187	12,430,298	13,666,804	13,134,055
Deffered	209,895	330,911	353,437	406,317

Total Assets	25,724,002	24,310,782	24,704,648	22,522,205

Current Liabilities	6,231,577	4,551,745	6,163,662	4,542,518
Loans and financing	1,253,736	2,368,487	1,772,455	2,386,771
Other	4,977,841	2,183,258	4,391,207	2,155,747
Long-term liabilities	12,647,884	12,316,105	11,807,922	10,553,809
Loans and financing	7,535,135	7,446,565	6,697,237	6,570,642
Deffered income and social contribution taxes	2,296,013	2,422,146	2,296,038	2,460,007
Other	2,816,736	2,447,394	2,814,647	1,523,160
Future periods results			77,796	6,496
Shareholders' Equity	6,844,541	7,442,932	6,655,268	7,419,382
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	17,319	17,319	17,319	17,319
Revaluation reserve	4,763,226	5,008,072	4,763,226	5,008,072
Investment reserve	823,392	736,594	823,392	713,044
Treasury shares	(440,343)		(440,343)
Retained earnings			(189,273)

Total liabilites and shareholders' equity	25,724,002	24,310,782	24,704,648	22,522,205

CASH FLOW
CONSOLIDATED – Corporate Law – In thousands of Reais – Limited Revision

	4Q04	3Q04	4Q03	2003	2004
Cash Flow from Operating Activities	1,524,060	668,048	840,070	2,137,213	2,830,814
Net income for the period	530,510	694,482	315,028	1,031,013	1,981,788
Exchange Rate Deferral	32,784	25,209	31,384	133,008	112,616
Net Exchange and Monetary variations	(430,972)	(535,226)	(35,697)	(877,638)	(506,548)
Provision for financial expenses	276,338	239,956	169,888	525,440	943,209
Depreciation, exhaustion and amortization	231,585	203,921	203,464	689,197	838,075
Equity Results	60,462	4,101	33,648	(936)	46,005
Deferred IT/SC	(210,697)	84,581	(462,818)	(127,054)	(48,593)
Provision for derivatives	(132,005)	(82,035)	(271,340)	633,548	(729,507)
Provision for Unfunded Pension Liabilities	41,244	7,705	70,983	70,983	63,589
Other provisions	105,551	54,722	384,756	408,339	233,603
Working Capital	1,019,260	(29,368)	400,774	(348,687)	(103,423)
Accounts Receivable	258,328	223,185	493,040	56,376	8,885
Inventories	(124,998)	(709,158)	(1,144)	(318,132)	(1,382,060)
Suppliers	217,483	103,911	(25,186)	(62,509)	272,987
Taxes	350,130	387,107	298,887	296,521	651,766
Others	318,317	(34,413)	(364,823)	(320,943)	344,999
Cash Flow from Investing Activities	(1,022,413)	(127,191)	(609,232)	(943,747)	(1,668,846)
Investments	(616)	-	(178,477)	(112,227)	(139,821)
Fixed Assets	(1,021,797)	(127,191)	(430,755)	(831,520)	(1,529,025)
Cash Flow from Financing Activities	(461,466)	362,096	1,244,318	1,270,894	(1,486,707)
Issuances	1,125,093	1,092,611	2,268,989	5,784,109	3,930,839
Amortizations	(987,503)	(418,371)	(945,198)	(3,183,998)	(3,208,738)
Interest Expenses	(340,769)	(221,969)	(79,468)	(529,541)	(1,016,329)
Dividends/Interest on Equity	118	(28)	(5)	(799,676)	(752,136)
Stocks in Treasury	(258,405)	(90,147)	-	-	(440,343)

Free Cash Flow	40,181	902,953	1,475,156	2,464,360	(324,739)

Net Financial Result
Corporate Law – In thousands of R$ - Limited Revision

	Parent Company		Consolidated
	2004	2003	2004	2003
Financial Expenses	(1,057,338)	(1,093,779)	(1,112,850)	(1,031,814)
Loans and financing	(466,804)	(382,377)	(875,319)	(538,275)
Local currency	(239,516)	(196,439)	(235,773)	(216,201)
Foreign currency	(227,288)	(185,938)	(639,546)	(322,074)
Transactions with subsidiaries	(404,364)	(297,749)	-	-
Taxes	(130,664)	(122,079)	(128,542)	(129,388)
Other financial expenses	(55,506)	(291,574)	(108,989)	(364,151)

Financial Income	(211,938)	(1,057,934)	(38,014)	(785,579)
Transactions with subsidiaries	55,137	-	-	-
Income from cash investments	14,885	(24,043)	91,845	5,459
Other income	(281,960)	(1,033,891)	(129,859)	(791,038)

Exchange and Monetary Variation	437,573	1,083,052	228,950	781,736
Net monetary change	(36,853)	(26,385)	(70,748)	(33,182)
Net exchange change	577,605	1,239,776	412,314	947,926
Deferred exchage losses	(103,179)	(130,339)	(112,616)	(133,008)

Net Financial Result	(831,703)	(1,068,661)	(921,914)	(1,035,657)

SALES VOLUME
Consolidated – thousand of tons

	4Q04	3Q04	4Q03	2003	2004

DOMESTIC MARKET	756	918	897	3,035	3,298
Hot rolled	273	315	340	1,081	1,142
Cold rolled	129	156	184	671	648
Galvanized	192	227	164	558	783
Tim mill products	150	204	185	656	668
Slabs	12	16	24	69	57
EXPORT MARKET	282	297	569	1,965	1,447
Hot rolled	38	52	216	750	417
Cold rolled	19	27	40	138	96
Galvanized	161	161	149	329	576
Tim mill products	64	42	90	387	312
Slabs	-	15	74	361	44
TOTAL	1,038	1,214	1,466	5,000	4,744
Hot rolled	311	367	556	1,831	1,559
Cold rolled	147	183	224	809	745
Galvanized	354	388	313	887	1,359
Tim mill products	214	246	275	1,043	980
Slabs	12	30	98	430	101

SALES VOLUME
Parent Company – thousands of tons

	4Q04	3Q04	4Q03	2003	2004

DOMESTIC MARKET	828	951	874	3,069	3,355
Hot rolled	289	314	340	1096	1138
Cold rolled	216	242	172	694	822
Galvanized	165	179	156	564	681
Tim mill products	146	200	180	647	658
Slabs	12	16	25	68	57
EXPORT MARKET	234	205	475	1,824	1,297
Hot rolled	60	69	247	799	510
Cold rolled	-	1	25	98	21
Galvanized	54	42	52	208	169
Tim mill products	54	32	76	363	275
Slabs	67	60	75	356	322
TOTAL	1,062	1,156	1,349	4,893	4,652
Hot rolled	348	383	587	1,895	1,648
Cold rolled	216	244	197	792	843
Galvanized	219	221	208	773	850
Tim mill products	200	232	256	1,010	932
Slabs	79	76	99	423	379

NET SALES PER UNIT
Consolidated – In R$/ton

	4Q04	3Q04	4Q03	2003	2004

TOTAL	1,953	2,082	1,282	1,305	1,839
Hot rolled	1,620	1,682	979	995	1,465
Cold rolled	1,823	2,149	1,232	1,282	1,777
Galvanized	2,174	2,386	1,519	1,592	2,134
Tim mill products	2,217	2,289	1,857	1,845	2,153
Slabs	923	957	736	767	1,073

NET SALES PER UNIT
Parent Company – In R$/ton

	4Q04	3Q04	4Q03	2003	2004

TOTAL	1,735	1,896	1,236	1,187	1,662
Hot rolled	1,499	1,593	894	906	1,354
Cold rolled	1,648	1,841	1,130	1,143	1,646
Galvanized	2,064	2,341	1,511	1,523	2,064
Tim mill products	2,009	2,220	1,719	1,705	2,020
Slabs	1,415	1,316	660	669	1,257

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.